FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                13 November 2003




                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


  Baltimore Technologies plc, Innovation House, 39 Mark Road, Hemel Hempstead,
                               Herts, HP2 7DN, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: Circ re. EGM dated: 12 November 2003





 BALTIMORE TECHNOLOGIES ANNOUNCES BOARD AND SENIOR MANAGEMENT CHANGES AND POSTS
                    NOTICE OF EXTRAORDINARY GENERAL MEETING

   - Circular posted today giving notice of Extraordinary General Meeting on 28 November 2003 to seek shareholder approval for disposal of core PKI Business

   - Board to be restructured to reflect Group's reduced trading activities

London, UK - 12 November 2003: Baltimore Technologies plc (London: BLM) today posted a circular to its shareholders giving notice of an Extraordinary General Meeting (EGM) principally to seek approval for the proposed disposal of Baltimore Technologies' PKI business to beTRUSTed as announced on 22 September 2003. The EGM will be held on 28 November 2003 at 12:00 pm.

Following the completion of the proposed disposal, the continuing Group's assets will consist primarily of cash currently held, proceeds from the disposal and the Company's residual hardware and software support business. The Company intends to sell this residual business shortly and will thereafter seek to ensure that shareholder value is maximised by pursuing one of a number of options available to it. These options include returning cash to the shareholders, making a new acquisition or being involved in a reverse takeover. Depending on the option that is chosen, it may be the case that the Company becomes unsuitable for listing on the London Stock Exchange under UKLA listing rules.

Additionally, in expectation of this sale of a significant percentage of the Company's operational business, the Board has decided that there should be changes at both the Board and the senior management level to reflect this and to further reduce costs.

Copies of the circular are available for public inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

BOARD AND SENIOR MANAGEMENT CHANGES

Peter Morgan, Chairman, will resign from the Board immediately after the Extraordinary General Meeting on 28 November 2003. Bijan Khezri, currently Chief Executive Officer, will become Executive Chairman and will also retain his Chief Executive responsibilities.

Philip Smith, Chief Financial Officer, will resign with effect from 30 November 2003. Denis Kelly, currently Executive Vice President, Global Business Operations, will also assume the responsibilities of Chief Financial Officer and Company Secretary, and will join the Board. Denis Kelly has not been a director of any listed Company within the past five years, and there are no details to disclose for the purposes of Rule 16.4(b).

David Guyatt, Non-Executive Director, will resign from the Board immediately after the EGM and currently there are no plans to replace him.

John Cunningham, the Senior Independent Non-Executive Director, has announced his intention to resign from the Board when a replacement has been agreed.

John O'Sullivan, Executive Vice President Engineering, will resign with effect from 30 November 2003.

COMMENT:

Commenting on the Board and senior management changes Chief Executive Bijan Khezri stated:

"Following completion of the sale of Baltimore's operational businesses, the Company's assets will consist primarily of cash. Today's changes relating to senior management as well as Board structure reflect this. We are now focussed on reviewing the future options available in order to maximise value for shareholders. We expect to update our shareholders shortly on the future course of the Company. I would like to take this opportunity to thank the departing Board and senior management members for their outstanding commitment and dedication to Baltimore over the years."

FUTURE BOARD STRUCTURE

With the departure of Peter Morgan, David Guyatt, and the appointment of Dennis Kelly, the Board of Baltimore Technologies will be reduced from seven to five members, comprising of two Executive Directors and three Non-Executive
Directors:

Bijan Khezri, Executive Chairman and Chief Executive Officer.

Dennis Kelly, Chief Financial Officer and Chief Operating Officer.

John Cunningham, Senior Non-Executive Director.

George Powlick, Non-Executive Director.

Simon Enoch, Non-Executive Director.

                                    - ENDS -

For further information:

Smithfield

Andrew Hey  020 7360 4900
Nick Bastin
Will Swan



Notes to Editors

Bijan Khezri was appointed Chief Executive in October 2001 after having rejoined the Company as non-executive Director in July 2001.

Bijan initially joined the Board of Baltimore Technologies as a non-executive Director in 1998 and assumed executive responsibilities for corporate strategic development in October 1999. In May 2000, he gave up his executive responsibilities and left the Company as a non-executive director in November 2000. In addition to several board positions in the technology sector, Bijan has been a Member of the Supervisory Board of Frankfurt-listed Jetter AG since 1998. He started his career in equity capital markets in London after having graduated from the Institut Universitaire de Hautes Etudes Internationales in Geneva.

Denis Kelly, joined the Company in 1998. He has served as EVP Global Business Operations since October 2001. He has over 10 years experience working in senior finance positions in the IT industry. Prior to joining the Company, he was European Financial Controller at CSK Software, a software development division of CSK International, where he was responsible for eight European subsidiaries of CSK Software. From 1992 to 1995 he acted as Financial Controller at Quay Financial Software, a leading supplier of Dealing software systems. He holds a Bachelor of Commerce Degree from University College Galway and also a Master of Business Studies Degree.

                                      ###

About Baltimore Technologies

Baltimore Technologies' products, professional services and solutions solve the fundamental security needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading business and government organisations use Baltimore's e-security technology to conduct business more efficiently and cost-effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its world-wide partner network, Baltimore TrustedWorld. Baltimore Technologies is listed on the Official List of the London Stock Exchange (BLM). For more information on Baltimore Technologies please visit www.baltimore.com

                                      ###




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 BALTIMORE TECHNOLOGIES PLC


                                 By:___/s/ Kenneth Philip Smith ___

                                 Name:  Kenneth Philip Smith
                                 Title: CFO and Company Secretary


Date: 13 November 2003